

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Brent Willson
Chief Executive Officer
NeoVolta, Inc.
13651 Danielson Street
Suite A
Poway, CA 92064

> **Re: NeoVolta, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 4, 2022**
> **File No. 333-264275**

Dear Mr. Willson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed May 4. 2022

The Offering, page 7

1.   We have reviewed your responses to prior comments one and three. Your disclosures appear to continue to be inconsistent related to the number of shares of common stock outstanding following this offering. For instance, you disclose that you will have 33,315,784 shares of common stock outstanding following this offering, which includes the issuance of 9,404,867 shares of common stock issuable upon the exchange of your 2018 convertible notes (pages 7, 8, and 57); however, you disclose elsewhere that you will have 33,223,094 shares of common stock outstanding following this offering, which includes the issuance of 10,207,177 shares of common stock issuable upon the exchange

of your 2018 convertible notes (pages 9, 25, and 28). Please ensure that all disclosures are consistently presented or clearly explained throughout the filing.

You may contact Jeff Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Cavas Pavri, Esq.